FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Invictus MD Strategies Corp. ("Invictus" or the "Company")
3rd Floor, 15047 Marine Drive
White Rock, BC, V4B 1C5

ITEM 2.	DATE OF MATERIAL CHANGE

September 26, 2018

ITEM 3.	NEWS RELEASE

News release dated September 26, 2018 was disseminated through the facilities of Canadian News Wire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

On September 26, 2018, Invictus announced that it had entered into an agreement with PI Financial Corp. and GMP Securities L.P. as co-lead underwriters on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis pursuant to a short form prospectus, 10,000,000 units of the Company (the "Units") at a price of C$2.00 per Unit for gross proceeds of C$20,000,000 (the "Offering").

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated September 26, 2018 attached as Schedule "A".

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	Dan Kriznic, Chairman and CEO
	Telephone:	1-833-879-4363

ITEM 9.	DATE OF REPORT

September 28, 2018

Schedule "A"
News Release dated September 26, 2018

(See attached)

INVICTUS The Cannabis Company

PRESS RELEASE	September 26, 2018

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

INVICTUS ANNOUNCES
$20 MILLION EQUITY FINANCING

Vancouver, BC, September 26, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) announces that it has entered into an agreement with PI Financial Corp. and GMP Securities L.P. as co-lead underwriters on behalf of a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis pursuant to a short form prospectus, 10,000,000 units (the "Units") of the Company at a price of C$2.00 per Unit (the "Offering Price") for gross proceeds of C$20,000,000 (the "Underwritten Offering"). In connection with the Offering, Eventus Capital Corp. has been appointed as a special advisor to the Company.

Each Unit shall consist of one common share of the Company and one-half of one transferable common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant shall be exercisable to acquire one common share of the Company for a period of 24 months from the Closing Date (as defined below) at an exercise price of C$2.40.

In addition, the Company has granted the Underwriters an option (the "Over-Allotment Option" and together with the Underwritten Offering, the "Offering") to purchase additional Units, up to such number of additional Units as is equal to 15% of the Underwritten Offering, for a period of 30 days after and including the Closing Date to cover over-allotments, if any, and for market stabilization purposes.

A cash commission of 7.0% of the gross proceeds of the Offering shall be paid to the Underwriters on the closing of the Underwritten Offering and the closing of any Over-Allotment Option.

The Company intends to use the net proceeds of the Offering for capital expenditures for expansion, acquisitions, working capital and for general corporate purposes.

Closing of the Offering is anticipated to occur on or around October 19, 2018 (the "Closing Date") and is subject to certain conditions including, but not limited to the receipt of all applicable regulatory approvals including approval of the TSX Venture Exchange.

As previously disclosed, Invictus will be seeking shareholder approval of the proposed spin-out transaction involving Invictus' subsidiary, Poda Technologies Inc. ("Poda"), previously announced on August 21, 2018 by way of a plan of arrangement (the "Arrangement") at the annual general and special meeting of shareholders scheduled to be held on October 18, 2018. The court hearing in respect of the final order to approve the Arrangement is scheduled to take place on October 23, 2018. Subject to receipt of all requisite shareholder, regulatory and court approvals and satisfaction of all conditions precedent thereto, the effective date for the exchange and distribution of the common shares of Poda will be announced.

INVICTUS The Cannabis Company

Shareholders of record as at the effective date of the Arrangement will receive notice from the depositary with instructions on how to obtain the shares they are entitled to receive under the Arrangement.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer, and global branding agency Authentic Brands Group. Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and 1 million by end of 2019. The Company will earmark 50 per cent of production to the medical and recreational markets, respectively. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, recreational, international and retail. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including information concerning the Offering and the anticipated closing date and use of proceeds thereof, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that regulatory approval of the Offering will be obtained in a timely manner; that the agreement with the Underwriters will not be terminated in accordance with its terms; that the Company will be able to raise additional capital; that Invictus will be successful in reaching its potential production capacity; that its production facilities will be completed as anticipated; that regulatory approval will be granted as anticipated; that Invictus will reach full production capacity on the timeline anticipated by the Company; and that no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, risks that the Company will not obtain the requisite approvals or otherwise satisfy the necessary conditions precedent to complete the Offering; that Invictus will not be successful in reaching its potential production capacity; that its production facilities will not be completed as anticipated; and that licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

INVICTUS The Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.